EXHIBIT B

OFFER TO PURCHASE

HATTERAS RAMIUS ADVANTAGE FUND
8540 Colonnade Center Drive
Suite 401
Raleigh, North Carolina 27615

OFFER TO PURCHASE SHARES
DATED JANUARY 14, 2011

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.
BY FEBRUARY 14, 2011.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FEBRUARY 14, 2011,
UNLESS THE OFFER IS EXTENDED

To the Shareholders of
Hatteras Ramius Advantage Fund:

Hatteras Ramius Advantage Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Shares (as defined below), or portions of Shares up to approximately 50.00% of the net assets of the Fund.  The Fund seeks to achieve its investment objective by investing substantially all of its assets in Hatteras Ramius Advantage Institutional Fund, a Delaware statutory trust (the “Master Fund”).  The investment manager of the Master Fund is Hatteras Capital Investment Management, LLC (the “Investment Manager”).  The sub-adviser of the Master Fund is Ramius Alternative Solutions LLC (the “Sub-Adviser”).  The Offer is being made pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value of the tendered Shares as of March 31, 2011 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Repurchase Date”).  The Fund has waived its “Repurchase Fee” in connection with the Offer and will not assess a fee for Shareholders who tender their Shares prior to having held such Shares for 12 consecutive months.  As used in the Offer, the term “Share” or “Shares” refers to the shares in the Fund representing beneficial shares in the Fund, and includes all or any portion of a Shareholder’s shares, including fractions thereof, as the context requires.  Shareholders that desire to tender Shares for purchase must do so by 12:00 midnight, Eastern Standard Time on February 14, 2011 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Shareholders to tender Shares for purchase is called the “Notice Due Date” and is the date upon which the Offer expires.  If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders.  The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below.  Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Amended and Restated Agreement and Declaration of Trust dated as of June 9, 2009 (as it may be amended from time to time) and the Fund’s registration statement dated as of March 27, 2009 (as it may be amended, modified or otherwise supplemented from time to time).

Shareholders should realize that the value of the Shares tendered in the Offer likely will change between November 30, 2010 (the last time net asset value was calculated) and the Repurchase Date when the value of the Shares tendered to the Fund for purchase will be determined.  Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Repurchase Date, when the net asset value of their Shares is calculated.  Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact the Tender Offer Administrator at UMB Fund Services, Inc., the Fund’s Administrator, at (800) 504-9070 or at Hatteras Ramius Advantage Fund, c/o UMB Fund Services, Inc. at P.O. Box 1623, Milwaukee, Wisconsin 53201-1623, Attention:  Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

Shareholders desiring to tender all or some of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to UMB Fund Services, Inc. in the manner set out below.

Important

The Board of Trustees (the “Board”) of the Fund has determined to discontinue investment operations and repurchase all outstanding Shares of the Fund from Shareholders.  This decision was made after careful consideration of the Fund’s asset size and current expenses.  The Fund has discontinued accepting orders for the purchase of Shares and has approved this and another tender offer in conjunction with the discontinuance of investment operations. The Board determined that the tender offers are an appropriate method for the Fund to make cash available to Shareholders.  Therefore, the Board and the Investment Manager recommend that you tender your Shares.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Hatteras Ramius Advantage Fund
c/o UMB Fund Services, Inc.
P.O. Box 1623
Milwaukee, WI 53201-1623
Attention:  Tender Offer Administrator
Phone:  (800) 504-9070
Fax:  (816) 860-3138

(ii)

TABLE OF CONTENTS

1.	Summary Term Sheet	1
2.	Background and Purpose of the Offer	2
3.	Offer to Purchase and Price	3
4.	Amount of Tender	4
5.	Procedure for Tenders	4
6.	Withdrawal Rights	5
7.	Purchases and Payment	5
8.	Certain Conditions of the Offer	6
9.	Certain Information About the Fund	6
10.	Certain Federal Income Tax Consequences	7
11.	Miscellaneous	7

(iii)

1.	SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer.  To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.  Section references are to this Offer to Purchase.

•
The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to approximately 50.00% of the net assets of the Fund (or $4,800,000 as of November 30, 2010).  We will purchase your Shares at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate number of Shares in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Repurchase Date.  The net asset value of Shares will be calculated for this purpose as of March 31, 2011 or, if the Offer is extended, as of any later Repurchase Date.  The Offer will remain open until 12:00 midnight, Eastern Standard Time, on February 14, 2011 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•	The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.

•
A Shareholder may tender all or some of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $50,000, the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. See Section 4.

•
If you tender your Shares and we purchase those Shares, we will issue you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Shares tendered (valued in accordance with the Fund’s Amended and Restated Agreement and Declaration of Trust dated as of June 9, 2009 (as it may be amended from time to time, the “Declaration of Trust”) and the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”)) determined as of March 31, 2011 (or if the Offer is extended, the net asset value determined on the Repurchase Date).

•
The Note will entitle you to a payment in cash (valued according to the Declaration of Trust and Registration Statement) equal to 100% of the unaudited net asset value of the Shares.  The Fund may take up to 90 days after the Repurchase Date to make the payment.

•
If we accept the tender of your Shares, we will pay you the proceeds from one or more of the following sources:  cash on hand, proceeds from the sale of a portion of the Fund’s Shares in the Master Fund or borrowings.  The purchase amount will be paid entirely in cash.  See Section 7.

•
If you desire to tender Shares for purchase, you must do so by 12:00 midnight, Eastern Standard Time, on February 14, 2011 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until that time, you have the right to change your mind and withdraw any tenders of your Shares.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted your tender of Shares on or prior to March 15, 2011 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares after such date.  See Section 6.

•
If you would like us to purchase your Shares, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Hatteras Ramius Advantage Fund, c/o UMB Fund Services, Inc. at P.O. Box 1623, Milwaukee, Wisconsin 53201-1623, Attention: Tender Offer Administrator; or (ii) fax it to UMB Fund Services, Inc. (“UMBFS”) at (816) 860-3138, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Standard Time, on February 14, 2011.  IF YOU CHOOSE TO FAX THE LETTER OF TRANSMITTAL, YOU MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO UMBFS PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FEBRUARY 14, 2011).  See Section 5.  The value of your Shares may change between November 30, 2010 (the last time net asset value was calculated) and the Repurchase Date when the value of the Shares being purchased will be determined.  See Section 3.

•
As of November 30, 2010, the net asset value of the Fund was $9,402,528.  If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Tender Offer Administrator at UMBFS at (800) 504-9070 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).  See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Shareholders that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Declaration of Trust.  The Registration Statement and the Declaration of Trust provide that the board of trustees of the Fund (the “Board of Trustees”) has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders, and that one of the factors the Board of Trustees will consider in making such determination is the recommendations of the Investment Manager.  The Fund commenced operations on August 7, 2009 and had made one previous offer to purchase Shares from Shareholders since inception.

On January 6, 2011, the Board of Trustees determined to discontinue investment operations and repurchase all outstanding Shares from Shareholders, as soon as practicable.  This decision was made after careful consideration of the Fund’s asset size and current expenses.  In connection with the pending close and repurchases, effective immediately, the Fund has discontinued accepting orders for the purchase of Shares.  The Board of the Master Fund has also determined to discontinue investment operations and repurchase all of its outstanding shares from its shareholders (other than the Investment Manager, as described below), as soon as practicable.

In addition to this Offer, the Board of Trustees has approved to make a final tender offer to Shareholders to purchase all outstanding shares of the Fund at their net asset value calculated as of June 30, 2011 (the “June Tender”).  The Investment Manager does not intend to tender all of its shares in the Master Fund and may, despite the fact that the Master Fund will no longer be accepting subscriptions from outside investors, purchase additional shares of the Master Fund, the proceeds of which may be used by the Master Fund (and indirectly by the Fund, through its investment in the Master Fund) to make payments in connection with the Offer and the June Tender.  Following completion of the June Tender, it is anticipated that there will be no Shareholders of the Fund and that the Investment Manager will be the sole shareholder of the Master Fund, during the completion of the Master Fund’s liquidation.

In approving this Offer (and the June Tender) in conjunction with the closing of the Fund, the Board determined they are an appropriate method for the Fund to make cash available to Shareholders.

The Fund will purchase shares in the Tender Offers from its available cash resulting from the Fund’s tender of its shares in the Master Fund.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares.  Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased.  You should also realize that although the Offer is scheduled to expire on February 14, 2011 (unless it is extended), you remain a Shareholder of the Fund with respect to the Shares you tendered that is accepted for purchase by the Fund through the Repurchase Date.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Shares up to approximately 50.00% of the net assets of the Fund that are tendered by Shareholders by 12:00 midnight, Eastern Standard Time, on February 14, 2011 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date.  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below.  The value of the Shares tendered for purchase will be their net asset value as of March 31, 2011 or, if the Offer is extended, as of any later Repurchase Date, payable as set out in Section 7.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, a Shareholder may tender all of its Shares or a portion of its Shares.  If a Shareholder tenders some of its Shares in an amount that would cause the remaining Shares to have a net asset value of less than $50,000, the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund.  The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 50.00% of the net assets of the Fund (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below.  If Shares in excess of approximately 50.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will in its sole discretion either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by February 14, 2011 (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to UMBFS, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 12:00 midnight, Eastern Standard Time, on February 14, 2011 (or if the Offer is extended, no later than any later Notice Due Date).

The Fund recommends that all documents be submitted to UMBFS via certified mail, return receipt requested, or by facsimile transmission.  A Shareholder choosing to fax a Letter of Transmittal to UMBFS must also send or deliver the original completed and executed Letter of Transmittal to UMBFS promptly thereafter.  Shareholders wishing to confirm receipt of a Letter of Transmittal may contact UMBFS at the address or telephone number set out on the first page of the Letter of Transmittal.  The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure of UMBFS to receive any Letter of Transmittal or other document submitted by facsimile transmission.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Share or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  None of the Fund, the Investment Manager, the Sub-Adviser or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.

Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5.  Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to March 15, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of Shares after such date.  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.  As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the net asset value thereof as of March 31, 2011, or if the Offer is extended, as of any later Repurchase Date.  The net asset value will be determined after all allocations required to be made by the Registration Statement and Declaration of Trust have been made.  The Fund will not pay interest on the purchase amount.

For Shareholders that tender Shares that are accepted for purchase, payment of the purchase amount will consist of the Note, a non-interest-bearing non-transferable promissory note.  The Note will entitle the Shareholder to receive a payment in an amount equal to 100% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Repurchase Date. The Fund may take up to 90 days after the Repurchase Date to make the payment.

The Note pursuant to which a tendering Shareholder will receive the payment will be held by UMBFS on behalf of the tendering Shareholder.  Upon a written request by a Shareholder to UMBFS, UMBFS will mail the Note to the Shareholder at the address of the Shareholder as maintained in the books and records of the Fund.  Any payment due pursuant to the Note will be made by wire transfer directly to the tendering Shareholder to an account designated by the Shareholder in the Letter of Transmittal.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of a portion of its Shares in the Master Fund, or borrowings.  Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash or (2) a portion of its Shares in the Master Fund, in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.  None of the Fund, the Board of Trustees, the Investment Manager or the Sub-Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.  However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings.  The Fund expects that the repayment of any amounts so borrowed will be financed from a tender of a portion of its Shares in the Master Fund.

The purchase amount will be paid entirely in cash.

8.	CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension.  In the event that the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined as of the later Repurchase Date.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer:  (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Shares.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Shareholders.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware statutory trust.  Subscriptions for Shares of the Fund were first accepted for investment as of November 1, 2009.  The Fund seeks to achieve its investment objective by investing substantially all of its assets in the Master Fund.  The principal office of the Fund is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina 27615 and the telephone number is (919) 846-2324.  Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust and the Registration Statement.

There have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Investment Manager, the Sub-Adviser, any member of the Board of Trustees or any person controlling the Fund, the Investment Manager or the Sub-Adviser.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer.  This discussion does not address any tax consequences that might apply for a stockholder who is not a U.S. person.  You should consult your own tax advisor for a complete description of the tax consequences to you of a sale of Shares pursuant to the Offer.

The Offer, combined with a similar offer to purchase Shares in the Fund published on the same date as this Offer, but with repurchase date of June 30, 2011 (the “June Offer”), is expected to result in all Shareholders selling 100% of their Shares in the Fund.  As a result, for federal income tax purposes, it is expected that both the Offer and the June Offer (together, the “Combined Offers”) will be considered together as being made pursuant to a plan of complete liquidation.  In that case, the cash you receive from tendering Shares in response to this Offer will constitute a nontaxable return of capital to the extent of your tax basis in all your Shares, and any excess will be taxable to you as capital gain.  If you hold Shares as capital assets, any gain will be capital gain.  If the Shares have been held for more than twelve months, any such capital gain will be long-term capital gain, taxable to individual U.S. Shareholders at a maximum federal rate of 15%.  Capital gain on shares held for twelve months or less will be treated as short-term capital gain.  (If your tax basis or holding period in different blocks of Shares varies, the cash you receive will be treated as received proportionately with respect to each of your Shares, whether they are tendered in this Offer or the June Offer, and the determination of amounts of return of capital and amounts and character of capital gain, if any, will be made on a share-by-share basis.)

It is possible, however, that the Fund’s purchase of Shares from you pursuant to this Offer might not be held for federal income tax purposes to be pursuant to a plan of liquidation.  That could be the case if the Combined Offers are not fully subscribed or if the Offer and the June Offer are not treated as part of a single plan of complete liquidation for the Fund.  In that case, your sale of Shares pursuant to the Offer will be taxable either as a “sale or exchange” or, under certain circumstances, as a “dividend.”  In general, under Section 302 of the Internal Revenue Code (the “Code”), a repurchase of shares by a corporation is treated as a sale or exchange of the shares by the stockholder if such a redemption (a) is “substantially disproportionate” with respect to the stockholder, (b) results in a “complete redemption” of the stockholder’s interest or (c) is “not essentially equivalent to a dividend” with respect to the stockholder.  For these purposes, a stockholder’s shares are generally deemed to include shares considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code.  A “substantially disproportionate” redemption generally requires a reduction of at least 20% in the stockholder’s proportionate interest in the corporation after all repurchases of shares from all stockholders are taken into account.  A “complete redemption” of a stockholder’s interest generally requires that all shares of the corporation actually owned by the stockholder be disposed of.  A redemption “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the stockholder’s proportionate interest in the corporation, which should be the case if the stockholder has a minimal interest in the corporation, exercises no control over corporate affairs and suffers a reduction in his proportionate interest in the corporation.  The application of these principles to a regulated investment company is not, however, entirely clear, and it is possible that more redemptions might be considered to be presumptively “not equivalent to a dividend” for a Shareholder of the Fund than would be the case for other corporations.  If the sale of your Shares meets any of the tests for “sale or exchange” treatment, you will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the tax basis of the Shares sold.  Such gain or loss will be a capital gain or loss if the Shares sold have been held by you as a capital asset.  In general, capital gain or loss with respect to Shares sold will be long-term capital gain or loss if the holding period for the Shares is more than twelve months.  The maximum capital gains rate currently applicable to such a sale of Shares by an individual will be 15%.  If none of the Code Section 302 tests described above is met, you may be treated as having received, in whole or in part, a dividend, return of capital or capital gain, depending on (1) whether there are sufficient otherwise undistributed earnings and profits to support a dividend and (2) your tax basis in the Shares.  The tax basis in the Shares tendered to the Fund remaining after any return of capital will be transferred to any remaining Shares held by you in the Fund.

The gross proceeds paid to a stockholder or other payee pursuant to the Offer will be subject to a withholding tax unless either:  (1) the stockholder has provided the stockholder’s taxpayer identification number/social security number on IRS Form W-9, and certifies under penalty of perjury:  (i) that the number is correct, and (ii) either that (A) the stockholder is exempt from backup withholding, (B) the stockholder is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends or (C) the Internal Revenue Service has notified the stockholder that the stockholder is no longer subject to backup withholding; or (2) an exception applies under applicable law and Treasury regulations.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer.  A free copy of such statement may be obtained by contacting UMBFS at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet web site, http://www.sec.gov.  A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.